Exhibit 15.
                              EMPLOYMENT AGREEMENT

         AGREEMENT made this 1st day of November, 2002 by and between NEW SKY COMMUNICATIONS, INC., a New York corporation with offices at 36 West Main Street, Suite 710, Rochester, New York 14614, hereinafter referred to as "New Sky" and DAVID WICKER, residing at 45 Red School Road, Dansville, NY 14437; hereinafter referred to as "Wicker."

         WHEREAS Wicker is desirous of licensing or transferring to New Sky all of his right, title and interest in certain technology, and sub-license contracts, and all of his stock in Document Security Consultants Corp. ("DSC") and being employed by New Sky and New Sky is desirous of employing the services of Wicker;

         NOW, the parties hereto covenant and agree as follows:

         1. ASSIGNMENT OF SUB-LICENSE IN CONTRACTS, AND CORPORATE STOCK. Wicker does simultaneously herewith, by separate Agreement, grant a license to New Sky for certain technology, and trade secrets relating to security paper and anti-counterfeiting technology owned, held or controlled by Wicker and/or DSC, and sells, assigns and conveys to New Sky all right, title and interest in all grants of licenses to such technology and all of the outstanding stock of DSC owned by him and others.

         2. EMPLOYMENT. New Sky shall employ Wicker for an initial salary of $52,000.00 per year, a grant of 75,000 unregistered, restricted common shares of New Sky common stock, which shall be deemed earned, due and payable upon the execution of this Agreement. The term of employment shall be two (2) years unless sooner terminated according to the terms of this Agreement. This employment agreement may be renewed and extended thereafter, for additional two
(2) year terms, upon the election of both parties hereto. Wicker's employment shall commence upon the completion of the conditions precedent set forth herein. The provisions of Section 6 hereof shall survive any termination, non-renewal or assignment of this Agreement.

         3. DUTIES. Wicker's duties under this Agreement shall include, but not be limited to, serving as an officer and member of the Board of Directors of New Sky Communications, Inc., if the company so elects; selling and marketing, in conjunction and cooperation with Thomas M. Wicker and Thomas M. Wicker Enterprises, Inc. and Patrick White and Lester Levin, Inc. d/b/a Patrick Printing, printing services, and security paper and anti-counterfeiting related products developed and to be developed in the future by Wicker or New Sky, and such other duties as may be assigned to him from time to time by New Sky. The parties hereto agree that all future proprietary intellectual property or technology developed during the term of Wicker's employment by New Sky shall be deemed to be developed by Wicker for New Sky on a work-for-hire basis and all right, title and interest in such intellectual property and technology shall be the sole and exclusive property of New Sky.



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         4. CONDITIONS PRECEDENT. This Agreement shall be subject to the condition precedent, and shall not commence until the completion of such condition, that all shareholders of DSC, including Wicker, enter into a separate agreement with New Sky granting sub-licenses to certain technology and trade secrets, assigning to New Sky all right, title and interest in certain outstanding sub-licenses to the patents, technology and trade secrets and all of the outstanding stock of DSC to New Sky by himself and others.

         5. WARRANTIES AND REPRESENTATIONS. Wicker warrants and represents the following:

                  a) The rendering of services by Wicker to New Sky hereunder is free and unencumbered by any and all claims by or agreements with any other parties.

         6. RESTRICTIVE COVENANT.

                  a) Wicker acknowledges that the services he shall perform for New Sky are an integral part of the business of New Sky, and that if Wicker renders services similar to those rendered to New Sky hereunder, for two (2) years after the termination of the employment relationship with New Sky, by him, the same shall cause New Sky significant financial detriment which could not be precisely determined at the time. Therefore, Wicker acknowledges that he has been advised and herewith agrees that the restrictive covenant contained within this paragraph is a specific condition of employment, and that New Sky has specifically stated that the employment provided for in this contract would not be offered to Wicker if he did not consent to and execute this restrictive covenant. The parties agree however, that Wicker's performance of services to the Estate of Ralph Wicker business shall not violate this clause.

                   b) In the event of the termination, or non-renewal of Wicker's employment relationship with New Sky, Wicker agrees that he shall not engage in rendering services the same or similar to those rendered to New Sky hereunder and set forth in Section 4 above, directly or indirectly, for a period of two (2) years following his termination, or non-renewal, of this Agreement. This covenant shall not apply if there is a willful breach of any term of this Agreement by New Sky, or that in the event of termination of the New Sky DSC Contract, pursuant to Clause 2.

                  c) Wicker agrees that the contents of this Agreement and any information obtained regarding the business practices and methods of New Sky are confidential, including but not limited to, any and all patents, technology or trade secrets owned, sub-licensed to, transferred to, or developed by or for New Sky by anyone, and shall not be disclosed or discussed with any third party unless required by law.

                     7. APPARENT AUTHORITY. Wicker shall have no authority to contract for or obligate New Sky in any respect except that provided in writing by New Sky.



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                  8. REPRESENTATIVES. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, their respective assigns, successors, heirs and legal representatives, but neither this Agreement nor any of the rights hereunder shall be assignable by Wicker, his personal representatives or beneficiaries, as they constitute unique personal services.

                  9. GOVERNING LAW. This Agreement is deemed made and executed in the State of New York and the Supreme Court of that State, in and for the County of Monroe, is hereby deemed to be the sole and convenient forum for the resolution of disputes under this Agreement. The parties hereto agree that, except for any and all remedies available under Section 7 herein, the parties shall seek money damages only for any dispute under this Agreement and shall not seek injunctive relief nor in any manner interfere with, hinder or delay the business operations and exploitation of intellectual property of the other party.

                  10. INDEMNIFICATION. Each party hereto agrees to indemnify and hold harmless the other, its agents and employees, against each and every claim, demand, loss, liability, damage or expense (including without limitation, any settlement payment, reasonable attorneys' fees and other expenses incurred in litigation or settlement of any claim) of whatever nature suffered by the other party arising out of or in connection with the conduct of that party prior to the commencement of this Agreement, or any breach or misrepresentation contained in this Agreement or in any exhibit, certificate or document required to be furnished in connection with or pursuant to this Agreement.


                          NEW SKY COMMUNICATIONS, INC.
                 SEAL


                   By: /S/ PATRICK WHITE
                   ---------------------
                       President



                       /S/ DAVID WICKER
                       ----------------
                       David Wicker





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